Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185316

PROSPECTUS

4,962,556 Shares of Common Stock

Offered by Selling Shareholders

This prospectus relates to the offer and sale from time to time of up to 4,962,556 shares of our common stock, no par value, by the shareholders listed in this prospectus in the section entitled “Selling Shareholders.” Of those shares, 4,201,278 were sold and issued to Carpenter Community BancFund LP and Carpenter Community BancFund-A LP (collectively, the “Carpenter Funds”) pursuant to that certain Amended and Restated Common Stock Purchase Agreement dated February 28, 2012, by and among the Carpenter Funds and us (the “Purchase Agreement”). The other 761,278 shares being offered and sold by means of this prospectus are issuable upon the exercise by the selling shareholders of warrants that we sold and issued to the selling shareholders. We are registering the shares as required by a Registration Rights Agreement dated February 28, 2012, which we entered into with the Carpenter Funds and a Registration Rights Agreement which we entered into with SBAV LP (“SBAV”). However, the registration of the shares does not necessarily mean that any of such shares will be offered or sold by the selling shareholders. We are not selling any common stock and will not receive any of the proceeds from the sale of shares under this prospectus.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 16. We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling shareholders. However, we will not be paying any underwriting discounts or commissions in this offering.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PMBC.” On February 5, 2013, the last reported sale price for our common stock was $6.23 per share.

Investing in our common stock is subject to numerous risks. See “Risk Factors” beginning on page 3 of this prospectus.

Our shares of common stock are not deposits, nor are they insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency and they may not be used as collateral for a loan from us or Pacific Mercantile Bank, our wholly-owned banking subsidiary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 6, 2013

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process. Under the shelf registration process, the selling shareholders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus. It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making any decision whether to invest in our common stock by purchasing shares in this offering. You should also read and consider the information contained in the documents that we have incorporated into this prospectus by reference, as described in “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in this prospectus.

We have not authorized anyone to give or provide any information different from the information that is contained or incorporated by reference into this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or by any accompanying prospectus supplement and, if given, such information must not be relied upon as having been made or authorized by us. Neither the delivery of this prospectus nor any accompanying prospectus supplement nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in our business, financial condition, results of operations or prospects since the date of this prospectus or of any such prospectus supplement.

This prospectus or any accompanying prospectus supplement does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

FORWARD LOOKING INFORMATION

In addition to historical information, this prospectus and the documents incorporated by reference into this prospectus contain forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or financial performance in the future to differ materially from the results or financial performance that may be expressed, predicted or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, those set forth under the caption “Risk Factors” beginning on Page 3 in this prospectus. In some cases, you can identify forward-looking statements by words like “may,” “will,” “should,” “could,” “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates,” “predicts,” “potential,” “project” and “continue” and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the respective dates on which such statements were made and are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. We expressly disclaim any intent or obligation to update any of such forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations, except as required by applicable law or the rules of the NASDAQ Global Select Market.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus before making an investment decision.

Pacific Mercantile Bancorp

We are a California corporation and bank holding company which, through our wholly-owned subsidiary, Pacific Mercantile Bank (the “Bank”), is engaged in the commercial banking business in Southern California. We are registered as a one bank holding company under the United States Bank Holding Company Act of 1956, as amended, and as such we are regulated by the Board of Governors of the Federal Reserve (the “Reserve Board”). Substantially all of our operations are conducted and substantially all our assets are owned by the Bank, which accounts for substantially all of our consolidated revenues and expenses, and earnings. At September 30, 2012, our total consolidated assets, net loans (which exclude loans held for sale) and total deposits were approximately $1.1 billion, $680 million and $880 million, respectively.

The Bank, which is headquartered in Orange County, California, provides a full range of commercial banking services to small and medium-size businesses, professionals and the general public, from seven banking offices, and an internet banking branch at www.pmbank.com, in Orange, Los Angeles, San Bernardino and San Diego Counties of California and is subject to competition from other banking and financial services organizations conducting operations in those same markets. The Bank also operates a mortgage banking business, originating and funding residential mortgage loans and selling those loans, generally within the succeeding 30 days, into the secondary mortgage market. The Bank is incorporated as a California banking corporation that is chartered and regulated by the California Department of Financial Institutions (the “DFI”). The Bank also is a member of and subject to regulation by the Federal Reserve Bank of San Francisco (“FRB”) and deposit accounts at the Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the maximum amount allowed by law.

Our principal executive offices are located at 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, where our telephone number is (714) 438-2500. We maintain a web site at www.pmbank.com. The reference to our web site address does not constitute incorporation by reference into this prospectus of the information contained on, or accessible through that web site. Pacific Mercantile Bancorp shall sometimes be referred to in this prospectus as “PMBC”, the “Company” or as “we”, “us” or “our”.

The Offering

The following is a brief summary of the offering. You should read the entire prospectus carefully, including “Risk Factors” and the information, including financial information relating to us, included in our filings with the SEC that are incorporated into this document by reference.

Common stock to be offered by the selling shareholders	4,962,556 shares of common stock, without par value

Use of proceeds	All of the proceeds from sales of common stock being offered by this prospectus will be received by the selling shareholders and we will not receive any of those proceeds.

NASDAQ Global Select Market Symbol	PMBC

Risk Factors	See “Risk Factors” beginning at page 3 of this prospectus, and other information that is either included in or incorporated by reference into this prospectus, for a discussion of the factors you should consider before purchasing shares of common stock being offered hereby.

RISK FACTORS

An investment in our common stock is subject to numerous risks, including those listed below. You should carefully consider these risks, along with information provided elsewhere in this prospectus and in the documents we incorporate by reference into this prospectus, before investing in our common stock. Those risks, as well as other risks that we currently consider to be immaterial or which are not known to or are not predictable by us, could have a material adverse effect on our business or future financial condition, operating results and cash flows and could cause our actual results to vary materially from recent results or from our anticipated future results. Due to the risks to which our business and future financial performance are subject, you could lose part or all of your investment in our common stock.

Risks Related to Our Business and Industry

The United States recently experienced a severe economic recession the effects of which continue to adversely impact the banking and financial services industry in general, and our business and financial performance, in particular, and has created substantial uncertainties and risks for our business and future financial performance.

The United States recently experienced a severe economic recession. The recession created wide-ranging consequences and difficulties which continue to adversely affect the banking and financial services industry, in particular, and the economy, in general, including significant decreases in economic activity and in residential and commercial real estate prices and increases in unemployment, which led to increases in loan delinquencies and foreclosures and caused an erosion of the capital of, a large number of banks and other lending and financial institutions. Like many other banks, due primarily to these conditions, we experienced substantial increases in (i) non-performing loans and other non-performing assets, (ii) loan losses and (iii) write-downs in the carrying values of other non-performing assets, primarily real estate acquired by or in lieu of foreclosure, in 2008, 2009 and 2010. Those loan losses and write-downs required us (and many other banks) to significantly increase loan loss and other reserves by charges to income. In addition, as the economy contracted, loan demand decreased and net interest margins declined as the Federal Reserve Board reduced interest rates in an effort to stimulate the economy, resulting in decreases in our net interest income. As a result, we incurred net losses of $12.0 million, $17.3 million and $14.0 million in 2008, 2009 and 2010, respectively.

Although the economic recession is over, the economic recovery remains weak, real estate prices have not recovered, and unemployment and real estate foreclosures remain high, while consumer confidence remains relatively low. As a result, there are concerns that the economy may again fall into recession. Additionally, due to these conditions and the prospect that economic and market conditions will not soon recover, we face a number of risks that could adversely affect our operating results and financial condition in the future, including the following:

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We could experience further increases in non-performing loans and other non-performing assets, consisting primarily of real properties acquired on foreclosure of non-performing loans, that would require us to write down the carrying values of such loans and other non-performing assets and to set aside additional reserves, which could adversely affect our results of operations and cause us to incur operating losses in the future.

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Due to the continuing uncertainties about economic conditions, there is an increased risk that the judgments we make in estimating loan losses inherent in our loan portfolio and in establishing loan loss reserves will prove to be incorrect, requiring us to set aside additional reserves that would adversely affect our future results of operations.

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Possible further declines in economic activity in the United States, generally, and in our markets, in particular, due to weak business and consumer spending and high unemployment, which could lead to:

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reductions in loan demand and a further tightening of credit that would result in declines in interest income and a further compression of our net interest margins that would result in reductions in our net interest income; and

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increases in deposit withdrawals by customers to meet their operating or living expenses or to shift cash into higher yielding financial instruments offered by competing financial services organizations, which could reduce our liquidity and, therefore, the funds we would have available for lending.

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Possible increases in non-performing loans or further declines in real property values that would require us to increase loan loss reserves and recognize additional loan losses and write-downs in the carrying values of foreclosed real properties and, as a result, could (i) cause us to incur losses in 2012 and in future years, and (ii) lead to the imposition, by federal and state bank regulators, of additional restrictions on our operations that could adversely affect our operating results and require us to raise additional capital that could dilute our existing shareholders. See “—Risks and Uncertainties Posed by the FRB Agreement and DFI Order to which we and the Bank are subject” below.

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An increase in government regulation and the imposition of new restrictions on banks and other financial institutions, as a result of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which could increase our costs of doing business and limit our ability to pursue business and growth opportunities.

•

Possible increases in FDIC premiums charged to federal and state banks, as the FDIC seeks to replenish its deposit insurance fund, which would increase our operating expenses and, thereby, reduce our income.

The recent downgrade of the U.S. government’s sovereign credit rating by Standard & Poor’s Ratings Services, a failure to avert the so-called “fiscal cliff” and any future rating agency action with respect to the U.S. government’s sovereign credit rating, could have a material adverse effect on us. Further, the current debt crisis in Europe, and the risk that certain countries may default on their sovereign debt, and the resulting impact on the financial markets, could have a material adverse effect on our business, results of operations and financial condition.

In August 2011, Standard & Poor’s downgraded the United States long-term debt rating from its AAA rating to AA+ and downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Additionally, if the President and Congress do not succeed in reaching an agreement by December 31, 2012 to avert the so-called “fiscal cliff”, there is a substantial risk that the economy will be pushed back into recession and that there will be a further downgrade in the United States long term debt rating. The occurrence of any of these events could have a material adverse effect on our business, results of operation and financial condition in the future.

In addition, the current crisis in Europe has created uncertainties with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations. These uncertainties have created substantial volatility in the financial markets and have had a negative impact on global economic activity. As a result, some European countries are experiencing economic downturns which appear to be adversely affecting the economic recovery in the United States, raising concerns about the possible onset of a global economic recession. As a result, even though neither we nor the Bank hold, or have any exposure to, any European sovereign debt, a failure to satisfactorily resolve this foreign debt crisis could hurt the economic recovery in the United States and, therefore, could have an adverse effect, which could be material, on our business, financial condition and future results of operations.

We could incur losses on the loans we make.

Loan defaults and the incurrence of losses on the loans we make are an inherent risk of the banking business. That risk has been exacerbated by the significant slowdown in the housing markets and significant increases in real estate loan foreclosures in Los Angeles, Orange, Riverside and San Diego counties of California where most of our customers are based. This slowdown is attributable to declining real estate prices, excess inventories of unsold homes, high vacancy rates at commercial properties and increases in unemployment and a resulting loss of confidence about the future among businesses and consumers that have combined to adversely affect business and consumer spending. These conditions led to an increase in our non-performing assets in 2008, 2009 and 2010, which required us to record loan charge-offs and write-downs in the carrying values of real properties that we acquired by or in lieu of foreclosure and caused us to incur losses in that three year period. A further deterioration or even a continuing weakness in economic conditions could result in additional loan charge-offs and asset write-downs that would require us to increase the provisions we make for loan losses and losses on real estate owned that would have a material adverse effect on our future operating results, financial condition and capital.

We may be required to increase our reserve for loan losses which would adversely affect our financial performance in the future.

On a quarterly basis we evaluate and conduct an analysis to estimate the losses inherent in our loan portfolio. However, this evaluation requires us to make a number of estimates and judgments regarding the financial condition of larger borrowers, the fair value of the properties collateralizing our outstanding loans and economic trends that could affect the ability of borrowers to meet their payment obligations to us. Based on those estimates and judgments, we make determinations, which are necessarily subjective, with respect to (i) the adequacy of our loan loss reserve to provide for write-downs in the carrying values and charge-offs of loans that may be required in the future and (ii) the need to increase that reserve by means of charges to income (commonly referred to as provisions for loan losses). If, due to events or circumstances outside of our control or otherwise, those estimates or judgments prove to have been incorrect or the Bank’s regulators come to a different conclusion than us regarding the adequacy of the Bank’s loan loss reserve, we would have to increase the provisions we make for loan losses, which would reduce our income or could cause us to incur operating losses in the future.

Risks and Uncertainties Posed by the FRB Agreement and DFI Order to which we and the Bank are subject.

As previously reported and described in our Current Report on Form 8-K dated August 31, 2010, we entered into a written regulatory agreement (the “FRB Agreement”) with the Federal Reserve Bank of San Francisco (the “FRB”), and the Bank consented to the issuance by the California Department of Financial Institutions (the “DFI”) of a Final Order (the “DFI Order”), due primarily to the increases in loan losses and other non-performing assets and the net losses we incurred in 2008, 2009 and 2010. Set forth below is a description of material risks and uncertainties created for us by the FRB Agreement and DFI Order.

We are subject to increased regulatory oversight which increases our costs of doing business and restricts our ability to grow our banking franchise. Under the terms of the FRB Agreement and DFI Order, we and the Bank are required to implement certain corrective and remedial measures within strict time frames and to maintain certain levels of liquidity, loan loss reserves and capital. In addition, we are required to increase management oversight of our operations and are subject to more frequent regulatory examinations. These requirements have had and in the future may have the effect of increasing our expenses and adversely affecting our operating results.

The Bank is restricted from paying dividends to us and we are restricted from paying dividends to our shareholders and from making interest payments on our subordinated debt securities. Dividends from the Bank to us comprise our primary source of funds for paying dividends to our shareholders and paying interest on our junior subordinated debentures (the “Junior Subordinated Debentures”), which we issued in connection with sales of trust preferred securities in 2002 and 2004. Pursuant to the FRB Agreement and DFI Order, the Bank may not pay cash dividends to us without the prior approval of the FRB and DFI and we may not pay cash dividends to our shareholders or interest on the Junior Subordinated Debentures without the prior approval of the FRB. As previously reported, we began to defer interest payments on the Junior Subordinated Debentures in mid-2010, when we were advised by the FRB that it would not approve further interest payments pending an improvement in our operating results and increases in the Bank’s capital, and we cannot predict when the FRB will permit us to resume such payments. We are permitted to defer interest payments on the Junior Subordinated Debentures for up to 20 consecutive quarters; however, if we are not permitted by the FRB to pay the deferred interest and resume making interest payments on a current basis by the end of that five year period, then we would be in default of our obligations under the Junior Subordinated Debentures, in which event the entire $17.5 million principal amount of, and accrued but unpaid interest on, the Junior Subordinated Debentures would become immediately due and payable by us.

Failure to satisfy the requirements of the FRB Agreement or the DFI Order could subject us to regulatory enforcement actions and additional restrictions on our business. Although we succeeded in satisfying a requirement, under the DFI Order, to increase the Bank’s capital with the net proceeds from the sale of $11.2 million of Series B Preferred Shares in August 2011, we are required to maintain the Bank’s capital ratios and continue to meet other requirements under the DFI Order and the FRB Agreement. There is no assurance that we will be able to do so. If we do not, the FRB and DFI could subject us and the Bank to regulatory enforcement actions, which could include the assessment of civil money penalties on us and the Bank, as well as on our directors, officers and other affiliated parties, and impose further restrictions on our business. Any such regulatory actions would increase our operating costs, further restrict our ability to grow, make it more difficult for us to retain our existing officers and directors, and to recruit officers and directors in the event the need to do so arises in the future, and could result in decreases in our income or cause us to incur losses in the future.

Liquidity risk could adversely affect our ability to fund operations and hurt our financial condition.

Liquidity is essential to our business, as we use cash to fund loans and investments and other interest-earning assets and deposit withdrawals that occur in the ordinary course of our business. Our principal sources of liquidity include deposits, Federal Home Loan Bank borrowings, sales of loans or investment securities held for sale, repayments to the Bank of loans it makes to borrowers and sales of equity securities by us. If our ability to obtain funds from these sources becomes limited or the costs to us of those funds increases, whether due to factors that affect us specifically, including our financial performance or the imposition of regulatory restrictions on us, or due to factors that affect the financial services industry in general, including weakening economic conditions or negative views and expectations about the prospects for the financial services industry as a whole, then, our ability to grow our banking business would be adversely affected and our financial condition and results of operations could be harmed.

We face intense competition from other banks and financial institutions that could hurt our business.

We conduct our business operations in Southern California, where the banking business is highly competitive and is dominated by large multi-state and in-state banks with operations and offices covering wide geographic areas. We also compete with other financial service businesses, mutual fund companies, and securities brokerage and investment banking firms that offer competitive banking and financial products and services as well as products and services that we do not offer. The larger banks and many of those other financial institutions have greater financial and other resources that enable them to conduct extensive advertising campaigns and to shift resources to regions or activities of greater potential profitability. They also have substantially more capital and higher lending limits than we do, which enable them to attract larger customers and offer financial products and services that we are not able to offer, putting us at a disadvantage in competing with them for loans and deposits. Increased competition may prevent us (i) from achieving increases, or could even result in decreases, in our loan volume or deposit balances, or (ii) from increasing interest rates on the loans we make or reducing the interest rates we pay to attract or retain deposits, either or both of which could cause a decline in our interest income or an increase in our interest expense and, therefore, lead to reductions in our net interest income and earnings.

Adverse changes in economic conditions in Southern California could disproportionately harm our business.

The substantial majority of our customers and the properties securing a large proportion of our loans are located in Southern California, where foreclosure rates and unemployment have remained high relative to most other regions of the country. A further downturn in economic conditions in Southern California or the occurrence of natural disasters, such as earthquakes or fires, which are more common in Southern California than in other parts of the country, could harm our business by:

•	reducing loan demand which, in turn, would lead to reduced net interest margins and net interest income;

•

adversely affecting the financial capability of borrowers to meet their loan obligations to us, which could result in increases in loan losses and require us to make additional provisions for possible loan losses, thereby adversely affecting our operating results or causing us to incur losses, as occurred in 2008, 2009 and 2010; and

•

causing reductions in real property values that, due to our reliance on real property to collateralize many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the foreclosure and sale of such real properties.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

A substantial portion of our income is derived from the differential or “spread” between the interest we earn on loans, securities and other interest-earning assets, and the interest we pay on deposits, borrowings and other interest-bearing liabilities. Due to the differences in the maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread and, in turn, our profitability. In addition, as a general rule, loan origination volumes are affected by market interest rates. Rising interest rates, generally, are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates may decline and in falling interest rate environments, loan repayment rates may increase. Also, in a rising interest rate environment, we may need to accelerate the pace of rate increases on our deposit accounts as compared to the pace of future increases in short-term market rates. Accordingly, changes in market interest rates could materially and adversely affect our net interest spread, asset quality and loan origination volume.

However, in the current economic environment, loan demand has been relatively weak despite the fact that interest rates are relatively low, due largely to the financial difficulties encountered by prospective borrowers as a result of the economic recession and the weakness of the hoped for economic recovery, the unwillingness of businesses and consumers to borrow due to uncertainties and a lack of confidence about future economic conditions and a tightening of loan underwriting standards by us, as well as other banks and lending institutions, in response to these conditions. As a result, it has become more difficult to predict the impact that changes in interest rates will have on interest rate spreads and on the future financial performance of banks, including our Bank, which has added to the volatility of and adversely affected the stock prices of many banking institutions, including our own. It is also not possible to predict how long these conditions will continue to affect us.

In addition, as part of our mortgage banking business, we have adopted an interest rate risk management strategy intended to protect against interest rate changes in our mortgage origination pipeline of loans prior to funding and sale in the secondary market. However, developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from risks associated with interest rate changes. In addition, hedging against interest rate risks involves transaction costs, which may reduce the Company’s net earnings. In the event the Company purchases derivatives to hedge against market and interest rate risks and the provider of such derivatives becomes financially unsound or insolvent, the Company may be forced to unwind such derivatives with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences that the hedging transaction was intended to protect against. Although, the Company intends to purchase derivatives only from financially sound institutions and to monitor the financial strength of such institutions on a periodic basis, no assurance can be given that the Company can avoid such third party risks.

Government regulations may impair our operations, restrict our growth or increase our operating costs.

We are subject to extensive supervision and regulation by federal and state bank regulatory agencies. The primary objective of these agencies is to protect bank depositors and other customers and not shareholders, whose respective interests often differ. The regulatory agencies have the legal authority to impose restrictions which they believe are needed to protect depositors and customers of banking institutions, even if those restrictions would adversely affect the ability of the banking institution to expand its business or pay cash dividends, or result in increases in its costs of doing business or hinder its ability to compete with less regulated financial services companies. Additionally, due to the complex and technical nature of many of the government regulations to which banking organizations are subject, inadvertent violations of those regulations may and sometimes do occur. In such an event, we would be required to correct and implement measures to prevent a recurrence of such violations. If more serious violations were to occur, the regulatory agencies could limit our activities or growth, fine us or ultimately put us out of business in the event we were to encounter severe liquidity problems or a significant erosion of our capital below the minimum amounts required under applicable bank regulatory guidelines.

The enactment of the Dodd-Frank Act poses uncertainties for our business and is likely to increase our costs of doing business in the future.

On July 21, 2010, the President signed the Dodd-Frank Act into law. Changes made by the Dodd-Frank Act include, among others: (i) new requirements on banking, derivative and investment activities, including modified capital requirements, the repeal of the prohibition on the payment of interest on business demand accounts, and limitations on debit card interchange fees; (ii) enhanced financial institution safety and soundness regulations and increases in assessment fees and deposit insurance coverage; (iii) corporate governance and executive compensation requirements; and (iv) the establishment of new regulatory bodies, such as the Bureau of Consumer Financial Protection (the

“BCFP”). The BCFP has been granted rulemaking authority over several federal consumer financial protection laws and, in some instances, has the authority to examine and enforce compliance by banks and other financial service organizations with these laws and regulations. Certain provisions of the Dodd-Frank Act were made effective immediately; however, much of the Dodd-Frank Act is subject to further rulemaking and/or studies. As a result, we cannot fully assess the impact that the Dodd-Frank Act will have on us until final rules are adopted and implemented.

We expect that the provisions of the Dodd-Frank Act repealing the prohibition on the payment by banks of interest on business demand deposits will result in price competition among banks for such deposits, which could increase the costs of funds to us (as well as to other banks) and result in a reduction in our net interest income in the future. However, we do not have sufficient information, as yet, to make any reliable predictions as to the impact that these provisions will have on our results of operations and financial performance in the future.

The Dodd-Frank Act also permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and permits state attorneys general, in certain circumstances, to enforce compliance with both the state and federal laws and regulations. We cannot predict whether California state agencies will adopt consumer protection laws and standards that are more stringent than those adopted at the federal level or, if any are adopted, what impact they may have on us, our business or operating results.

Premiums for federal deposit insurance have increased and may increase even more.

The FDIC uses the Deposit Insurance Fund (the “DIF”) to cover insured deposits in the event of bank failures, and maintains the DIF by assessing insurance premiums on FDIC-insured banks and depository institutions. The increase in bank failures during the three years ended December 31, 2010 caused the DIF to fall below the minimum balance required by law, forcing the FDIC to raise the insurance premiums assessed on FDIC-insured banks in order to rebuild the DIF. Depending on the frequency and severity of bank failures in the future, the FDIC may further increase premiums or assessments, which would increase our costs of business and could negatively affect our earnings and financial performance in the future.

The loss of key personnel could hurt our financial performance.

Our success depends to a great extent on the continued availability of our existing management and, in particular, on Raymond E. Dellerba, our President and Chief Executive Officer. In addition to their skills and experience as bankers, our executive officers provide us with extensive community ties upon which our competitive strategy is partially based. As a result, the loss of the services of any of our executive officers could harm our ability to implement our business strategy or our future operating results.

Risks posed by our residential mortgage lending business.

Our residential mortgage lending business, pursuant to which we originate and sell residential real estate mortgage loans that qualify for sale into the secondary mortgage market, poses a number of potentially significant risks that could adversely affect our business and future financial performance.

Those risks include, among others: the risk that the growth of our mortgage lending business will strain our cash and management resources; the risk that management’s time and efforts will be diverted from our commercial banking business, which could hurt our operating results; the risk that our mortgage lending business will not generate revenues in amounts sufficient to enable us to recover the substantial expenditures we have made to add experienced mortgage loan officers and administrators; the risk that our residential mortgage lending business will not grow sufficiently to contribute to earnings in relation to our investment in that business; the risk that we will be unable to sell the mortgage loans we originate into the secondary mortgage market at a profit due to changes in interest rates or a reduction in the flow of funds into the secondary mortgage market, whether due to a further weakening in the residential real estate market or a tightening in the availability of credit or otherwise; the risk that we will be required to repurchase mortgage loans in the event that they do not conform to representations and warranties we make with respect to such loans at the time of their sale, or borrowers default on the first few mortgage loan payments; and the risks that there will be a decline in demand for residential mortgage loans or an increase in defaults by borrowers, due to increasing interest rates, an economic downturn, or declining real estate values. Accordingly, there is no assurance that our residential mortgage lending business will not hurt our earnings or cause us to incur losses in the future.

We have recently exited the wholesale mortgage business and will be focusing, instead, on growing our direct-to-consumer retail mortgage business. The exit from the wholesale mortgage business could adversely affect our results of operations beginning in the fourth quarter of 2012 and thereafter.

Based on a review of our mortgage banking operations, we decided to focus our mortgage banking business entirely on our direct-to-consumer retail channel and, therefore, we exited the wholesale mortgage channel effective August 31, 2012, in order (i) to redeploy some of our capital resources committed to the wholesale mortgage business to our core commercial lending business, (ii) to reduce and control our staffing costs and operating expenses and (iii) to manage and limit interest rate and other risks inherent in the wholesale mortgage business. However, there is no assurance that our exit from the wholesale mortgage business will enable us to accomplish these purposes. Moreover, we expect our exit from the wholesale mortgage business will result in reductions, which could be significant, in our mortgage banking revenues which could hurt our earnings or cause us to incur losses in future periods.

We may be unable to resume the implementation of our strategy to grow our banking franchise in the future.

A key element of our business strategy has been to grow our banking franchise primarily by (i) opening new banking offices, (ii) offering new revenue generating products or services, such as the commencement, in the second quarter of 2009, of our mortgage banking operations, and (iii) adding banking professionals at our existing banking offices, with the objective of attracting additional customers including, in particular, small-to-medium size businesses, that would add to our profitability. Due to the losses we incurred during the three years ended December 31, 2010, the need to dedicate more personnel to the management and reduction of non-performing loans and other non-performing assets, the imposition of restrictions on us and the Bank under the FRB Agreement and DFI Order and our increased focus on raising additional capital and returning the Bank to profitability, we have had to significantly curtail our growth strategy. Although we raised a total of approximately $37.5 million of additional capital between August 26, 2011 and April 20, 2012 from the sale of preferred and common stock, it could be some time before we will able to resume the implementation of our growth strategy, because of the restrictions to which we and the Bank are subject under the FRB Agreement and DFI Order and we cannot predict with any accuracy as to when that might be.

Expansion of our banking franchise might not achieve expected growth or increases in profitability and may adversely affect our future operating results.

We intend to resume our growth strategy when we are permitted to do so by the FRB and the DFI. The resumption of our growth strategy, either through organic growth or the acquisition of other banks, will pose a number of risks for us, including:

•

the risk that any newly established banking offices will not generate revenues in amounts sufficient to cover the costs of those offices, which would reduce our income or cause us to incur operating losses;

•

the risk that any bank acquisitions we might make in the future will prove not to be accretive to or may reduce our earnings if we do not realize anticipated cost savings or if we incur unanticipated costs in integrating the acquired banks into our operations or a substantial number of the customers of the acquired banks move their banking business to our competitors;

•	the risk that such expansion efforts will divert management time and effort from our existing banking operations, which could adversely affect our future financial performance; or

•

the risk that issuances of shares in the future to raise additional capital we may need to support our growth or to acquire other banks will be dilutive to the share ownership of our existing shareholders.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our online banking services and data processing systems. Any failure or interruption, or breaches in security, of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems and, therefore, could harm our business, operating results and financial condition. Additionally, interruptions in service and security breaches could lead existing customers to terminate their banking relationships with us and could make it more difficult for us to attract new banking customers.

We are exposed to risk of environmental liabilities with respect to real properties which we may acquire.

Due to the continued weakness of the U.S. economy and, more specifically, the California economy, including high levels of unemployment and the continuing declines in real estate values, many borrowers have been unable to meet their loan repayment obligations and, as a result, we have had to initiate foreclosure proceedings with respect to and take title to an increased number of real properties that had collateralized their loans. Moreover, if the economic conditions remain weak or worsen, we may have to continue to foreclose and take title to additional real properties. As an owner of such properties, we could become subject to environmental liabilities and incur substantial costs for any property damage, personal injury, investigation and clean-up that may be required due to any environmental contamination that may be found to exist at any of those properties, even though we did not engage in the activities that led to such contamination. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages for environmental contamination emanating from the site. If we were to become subject to significant environmental liabilities or costs, our business, financial condition, results of operations and prospects could be adversely affected.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies and questionable or fraudulent activities of our customers. We have policies and procedures in place to promote ethical conduct and protect our reputation. However, these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, shareholders and employees, a decline in revenues, costly litigation and increased governmental regulation.

Our business may face other risks.

Our business and financial performance could be materially and adversely affected in the future by other risks or developments that either are not known to us at the present time or are currently immaterial to our business. Such risks could include, but are not necessarily limited to, unexpected changes in government regulations, the commencement of litigation against us and unexpected adverse changes in local, national or global economic or market conditions.

Risks Related to the Purchase of Shares in this Offering

The price of our common stock may be volatile or may decline, which may make it more difficult to realize a profit on your investment in our shares of common stock.

The trading prices of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, our stock price has not only been volatile, but also declined significantly during the three years ended December 31, 2010, due to the losses we incurred during that period and uncertainties about how long it will take us to achieve sustained profitability. The volatility of our stock price in the future may increase as a result of the purchases, in August 2011 and April 2012 of a large number of our shares by the selling shareholders and the ability of the selling shareholders to sell their shares in this offering. Moreover our stock price in the future could be adversely affected by other factors, some of which are outside of our control, including:

•	quarterly fluctuations in our operating results or financial condition;

•	failure to meet analysts’ revenue or earnings estimates;

•	the restrictions, described below, on our ability to pay cash dividends on our common stock;

•	the imposition of additional regulatory restrictions on our business and operations or an inability to meet regulatory requirements such as those contained in the FRB Agreement and DFI Order;

•	an inability to resume our growth strategy in the near term or to successfully implement that strategy in the future;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	fluctuations in the stock prices and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry stocks;

•	proposed or newly adopted legislative or regulatory changes or developments aimed at the financial services industry;

•	any future proceedings or litigation that may involve or affect us; and

•	continuing concerns and a lack of confidence among investors that economic and market conditions will improve.

We are currently restricted from paying dividends, and do not anticipate paying any cash dividends on our common stock for the foreseeable future.

Dividends from the Bank will be the principal source of funds available to us to pay cash dividends to our shareholders in the future. However, as described above, pursuant to the FRB Agreement and DFI Order, the Bank may not pay cash dividends to us without the prior approval of the FRB and DFI and we may not pay cash dividends to our shareholders without the prior approval of the FRB. There is no assurance when those restrictions might be lifted, if at all. Additionally, we and the Bank are subject to additional restrictions which currently and in the future may prevent us from paying cash dividends on our common stock:

•

As described above, we began deferring interest payments on our Junior Subordinated Debentures in mid-2010. Under the terms of the indentures governing the Junior Subordinated Debentures, we are precluded from paying cash dividends on our common stock or preferred stock unless and until we have paid all of the deferred interest in full and thereafter make interest payments on the Junior Subordinated Debentures as and when they become due.

•

No dividends may be declared or paid on shares of our common stock unless we first pay dividends to the holders of the outstanding shares of our preferred stock. There is no assurance if or when we will be able to pay such dividends on our preferred stock, however.

•

California laws also place restrictions on the ability of California corporations to pay cash dividends on preferred or common stock. Subject to certain limited exceptions, a California corporation may pay cash dividends only to the extent of (i) the amount of its retained earnings or (ii) the amount by which the fair value of the corporation’s assets exceeds its liabilities. Although the fair value of our assets exceeded our liabilities at December 31, 2011, the restrictions under the FRB Agreement and DFI Order preclude us from paying dividends to shareholders and interest on the Junior Subordinated Debentures and preclude the Bank from paying dividends to us. Additionally, the dividend preference of the holders of the outstanding shares of our Series B Preferred Stock requires us to pay dividends on those shares before we can pay dividends on our common stock. As a result, there is no assurance as to when we might be able to pay dividends on our common stock in the future.

Finally, even if the regulatory and other restrictions on the payment of dividends by us and the Bank are lifted and we generate retained earnings in the future, it is our intention to retain cash to increase our capital and fund our operations and the expansion of our banking franchise. As a result, we have no intention of paying cash dividends on our common stock at least for the foreseeable future.

If we sell additional shares of our common stock, our shareholders could be subject to significant dilution in their share ownership and voting power.

Potential Dilutive Effects of Sales of Additional Equity Securities. Subject to market conditions and other factors, we may pursue additional common stock or other equity financings in the future to meet capital requirements or support the growth of our business. The sales of such additional equity securities could be dilutive of our existing shareholders depending largely on the prices at which, and the number of, additional shares or other equity securities we may sell.

Additionally, at September 30, 2012, a total of 112,000 shares of our Series B Convertible 8.4% Preferred Stock (the “Series B Preferred Shares”), owned by the selling shareholders, were outstanding. Those Series B Shares are convertible, at their option, into a total of 2,105,262 shares of our common stock at a conversion price of $5.32 per share. Also, at September 30, 2012, options to purchase a total of 1,536,465 shares of our common stock, at an average exercise price of $6.81 per share, were outstanding and an additional 152,710 shares were available for the grant of options or other equity incentives in the future under our 2010 Equity Incentive Plan.

The issuance of shares of our common stock on the conversion of the Series B Preferred Shares, and on the exercise of outstanding options or any other equity incentives that we may grant in the future may dilute our existing shareholders.

Risks Associated with the Increase in Voting Power of the Selling Shareholders. As a result of our sale of a total of 4,201,278 shares of common stock to the Carpenter Funds in April 2012, the Carpenter Funds own a total of approximately 28% of our voting stock and together constitute our largest shareholder. Further, as previously reported in our Current Report on Form 8-K dated February 28, 2012, pursuant to an investor rights agreement entered into with the Carpenter Funds, three individuals designated by the Carpenter Funds have been appointed to serve on the respective Boards of Directors of both the Company and the Bank. As a result, the Carpenter Funds have the ability to significantly influence the outcome of matters requiring approval of our Board of Directors and matters requiring the approval of our shareholders, including the approval of mergers and acquisitions or changes in corporate control, and could have significant influence over our operations, which could, among other things, (i) discourage potential acquirers from attempting to acquire the Company, thereby impeding or preventing acquisition or change of control transactions in which our shareholders might otherwise receive a premium for their shares, and (ii) make it more difficult for us to sell additional shares at prices in excess of those paid by the selling shareholders for their shares of common stock, even if our financial performance significantly improves.

Our articles of incorporation permit our Board of Directors to authorize and sell additional shares of preferred stock on terms that could discourage a third party from making a takeover offer that may be beneficial to our shareholders.

Our Board of Directors has the power, under our articles of incorporation, to create and authorize the sale of one or more new series of preferred stock without having to obtain shareholder approval for such action. As a result, the Board could authorize the issuance of and issue shares of a new series of preferred stock to implement a shareholders rights plan (often referred to as a “poison pill”) or could sell and issue preferred shares with special voting rights or conversion rights that could deter or delay attempts by our shareholders to remove or replace management, and attempts of third parties to engage in proxy contests and effectuate changes in control of us.

USE OF PROCEEDS

All proceeds from any sales of the shares of our common stock covered by this prospectus will go to the selling shareholders who offer and sell such shares. Therefore, we will not receive any of the proceeds from the sale of shares by the selling shareholders.

SELLING SHAREHOLDERS

Amended and Restated Common Stock Purchase Agreement

On April 20, 2012, we sold to the Carpenter Funds 4,201,278 shares of our common stock (the “Common Shares”), at a price of $6.26 per share in cash, pursuant to an Amended and Restated Common Stock Purchase Agreement, dated February 28, 2012, by and among us and the Carpenter Funds (the “Common Stock Purchase Agreement”). Pursuant to that Agreement, we also sold to the Carpenter Funds stock purchase warrants (the “Carpenter Warrants”) which will entitle the Carpenter Funds to purchase, subject to certain conditions, up to an additional 408,834 shares of our common stock (the “Carpenter Warrant Shares”) at an exercise price of $6.26 per Warrant Share. The Common Shares and Carpenter Warrants were sold and issued to the Carpenter Funds for an aggregate purchase price of $26,351,104. As a result of this transaction and a prior purchase of shares of our Series B Preferred Stock that are convertible into a total of 695,488 shares of our common stock, the Carpenter Funds have become our largest shareholder, beneficially owning, in the aggregate approximately 29% of our outstanding voting securities.

Amended and Restated Investor Rights Agreement with the Carpenter Funds

In connection with the transactions contemplated by the Purchase Agreement, we entered in an Amended and Restated Investor Rights Agreement, dated February 28, 2012 with the Carpenter Funds (the “Carpenter Investor Rights Agreement”). The Carpenter Investor Rights Agreement provides for, among other things, the following:

(1) Board Representation. The Carpenter Funds have the right to designate three representatives to serve on the respective Boards of Directors of the Company and the Bank. Pursuant to this designation right, the Board of Directors of the Company has appointed Edward J. Carpenter, John D. Flemming and Michael Hoopis as the Carpenter Funds’ representatives on the Board of Directors.

(2) Rights of First Refusal. The Carpenter Investor Rights Agreement provides that, if we sell any voting shares before the Rights Termination Date (as defined in the Carpenter Investor Rights Agreement), other than in certain “exempt” transactions described in the Carpenter Investor Rights Agreement, each of the Carpenter Funds will have a first right of refusal to purchase a pro rata portion of those shares, based on its then percentage ownership of our outstanding voting shares, in order to preserve, but not increase, that percentage.

2011 Series B Preferred Stock Financing

As previously reported in our Current Report on Form 8-K dated August 26, 2011, on that date we sold, for an aggregate purchase price of $11.2 million, a total of 112,000 shares of Series B Convertible 8.4% Preferred Stock (the “Series B Preferred Shares”), of which the Carpenter Funds purchased a total of 37,000 shares (designated as the “Series B-1 Shares”) and SBAV LP (“SBAV”) purchased 75,000 shares (designated as the “Series B-2 Shares” and which, together with the Series B-1 Shares, comprise the outstanding shares of our Series B Preferred Stock).

The rights, preferences, privileges and restrictions of the Series B-1 Preferred Shares and the Series B-2 Preferred Shares are set forth in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of the Series B Convertible 8.4% Noncumulative Preferred Stock (the “Series B Certificate of Determination”). Those Series B Preferred Shares are convertible, at the option of the holders thereof, into a total of 2,105,262 shares of the Company’s common stock at a conversion price of $5.32 per share. With the exception of certain limitations on voting rights, the rights, preferences and privileges of the Series B-1 Shares and Series B-2 Shares, including the conversion rights thereof, are identical. The holders of the Series B-1 Shares and the Series B-2 Shares are entitled to vote, on an as-converted basis, together with the holders of our common stock on all matters on which the holders of our common stock are entitled to vote, except that the holder of the Series B-2 Shares will not be entitled to exercise voting rights with respect to any Series B-2 Shares which would result in SBAV, as the holder of the Series B-2 Shares, having the right to vote in excess of 9.99% of the aggregate voting power of all classes of our voting stock.

Investor Rights Agreement with SBAV

In connection with the sale of the Series B Preferred Stock on August 26, 2011, we entered into an Investor Rights Agreement with SBAV, dated August 26, 2011 (the “SBAV Investor Rights Agreement” and together with the Carpenter Investor Rights Agreement, the “Investor Rights Agreements”). The SBAV Investor Rights Agreement

grants to SBAV the right to purchase (subject to certain exceptions) a pro-rata portion of any additional equity securities that we may sell until the Rights Termination Date (as defined in the SBAV Investor Rights Agreement) in order to enable SBAV to maintain its percentage ownership interests in us and the Bank.

The SBAV Investor Rights Agreement entitles SBAV to designate an individual, acceptable to the Company, to be appointed as a member of the respective Boards of Directors of the Company and the Bank and each of the respective committees of such Boards of Directors for which such individual qualifies, effective upon receipt of any required regulatory approvals and clearances therefor. Pursuant to this designation right, SBAV designated Mr. Daniel A. Strauss, who was appointed to the Boards of Directors of the Company and the Bank on November 15, 2011.

SBAV Warrant

On August 26, 2011, we had also entered into an Additional Series B Preferred Stock Purchase Agreement (the “Additional Series B SPA”), pursuant to which SBAV and the Carpenter Funds had agreed to purchase 118,000 additional Series B Shares for an aggregate purchase price of $11.8 million. As previously reported in our Current Report on Form 8-K dated February 28, 2012, the Additional Series B SPA was terminated in conjunction with our entry into the Common Stock Purchase Agreement with the Carpenter Funds. In connection with the termination of the Additional Series B SPA, SBAV purchased a warrant (the “SBAV Warrant”) that will entitle SBAV to purchase, subject to certain conditions, up to 352,444 shares of our common stock (the “SBAV Warrant Shares”) at an exercise price of $6.26 per Warrant Share.

Registration Rights Agreements

We also entered into Registration Rights Agreements with both SBAV and the Carpenter Funds (the “Registration Rights Agreements”). The Registration Rights Agreements required us, at our sole expense, to file two separate registrations statements with the SEC: (i) a registration statement on Form S-3 to register, for possible resale under the Securities Act, the shares of common stock into which the Series B Preferred Shares are convertible, and (ii) a second registration statement on Form S-3 (of which this prospectus is a part) to register, for possible resale under the Securities Act, the Common Shares and the Warrant Shares and, in each case, to use our commercially reasonable efforts to have those registration statements declared effective by the SEC within 120 days of their respective filing dates. The first of these registration statements was filed with the SEC on October 7, 2011 and was declared effective by the SEC on October 21, 2011.

The foregoing summary of certain terms of the Series B Certificate of Determination, the Common Stock Purchase Agreement, the Investor Rights Agreements, the Registration Rights Agreements and the SBAV and Carpenter Funds’ Warrants (collectively, the “Stock Purchase Warrants”) is not complete and is qualified in its entirety by reference to the full text of the documents, which:

•	in the case of the Series B Certificate of Determination, is attached as Exhibit 3.1 to the Current Report on Form 8-K dated August 16, 2011;

•	in the case of the SBAV Investor Rights Agreement, is attached as Exhibit 10.2 to the Current Report on Form 8-K dated August 26, 2011;

•

in the case of the Common Stock Purchase Agreement, the Carpenter Investor Rights Agreement, and the Registration Rights Agreement, are attached as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to the Current Report on Form 8-K dated February 28, 2012 (the “February 28 Form 8-K”); and

•	in the case of the Stock Purchase Warrants, the Form of Warrant attached as Exhibit B to the Common Stock Purchase Agreement which is attached as Exhibit 10.1 to the February 28 Form 8-K.

The following table sets forth: (1) the name of each selling shareholder for whom we are registering shares of common stock; (2) the number of shares of our common stock beneficially owned by each such selling shareholder prior to this offering, (3) the number of shares of our common stock being offered pursuant to this prospectus, and (4) the number of shares and, if one percent or more, the percentage of the total number of the outstanding shares of our common stock to be beneficially owned by each such selling shareholder after this offering, assuming all of the shares offered hereby are sold in this offering.

This table is prepared based on information supplied to us by the selling shareholders and reflects their beneficial ownership of our common stock as of November 30, 2012. As used in this prospectus, the term “selling shareholders” includes the selling shareholders listed below, and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column captioned “Number of Shares Being Offered” represents all of the shares of common stock that each selling shareholder may offer under this prospectus. Each selling shareholder may elect to sell some, all or none of those shares of common stock.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act. The percentage of shares to be beneficially owned after the offering (assuming all of the shares offered hereby are sold) is based on 16,670,703 shares of our common stock outstanding as of November 30, 2012.

Name of Selling Shareholder	Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered		Common Stock Beneficially Owned After Offering(1)(2)		Percentage of Common Stock Beneficially Owned After Offering(1)(2)
SBAV LP(3)	1,409,774	(4)	352,444	(5)	1,409,774	(4)	7.8%
Carpenter Community Bancfund, L.P.(6)	166,452	(7)	156,743		23,609	(7)	*
Carpenter Community Bancfund –A, L.P.(8)	4,730,314	(9)	4,453,369		671,879	(9)	3.9%

*	Less than 1.0%

(1)	A person or entity is deemed to own shares beneficially if that person or entity has, either alone or with others, the power to vote or dispose of such shares. For this purpose, shares of common stock subject to options or warrants that are exercisable or will become exercisable within the succeeding 60 days are deemed outstanding for purposes of computing the number of shares beneficially owned by, and the percentage ownership of, the person or entity holding such options or warrants, but not for computing the percentage ownership of any other shareholder. On the other hand, under SEC rules, shares which are subject to options or warrants that will become exercisable only on the occurrence of an event, other than the passage of time, or more than 60 days into the future are not deemed outstanding or beneficially owned. Except as otherwise indicated below, the persons or entities listed in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Assumes all shares offered hereby are sold by the selling shareholders.

(3)	SBAV has informed us of the following: (i) SBAV GP LLC (“SBAV GP”), as the general partner of SBAV and Clinton Group, Inc. (“CGI”), by virtue of being the investment manager of SBAV, have the power to vote or direct the voting, and to dispose or direct the disposition, of all of our securities that are beneficially owned by SBAV; and (ii) George Hall, as the sole managing member of SBAV GP and president of CGI, is deemed to have shared voting power and shared dispositive power with respect to all shares as to which SBAV GP and CGI have voting power or dispositive power. Accordingly, SBAV, SBAV GP, CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of our securities beneficially owned by SBAV. However, we also have been informed by SBAV that SBAV GP, CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interests therein. The Certificate of Determination of Rights Preferences and Privileges of the Series B Preferred Shares currently limits the number of shares which SBAV, CGI, SBAV GP and George Hall may vote to 9.99% of the outstanding shares of voting stock of the Company. The number of shares shown as beneficially owned by SBAV does not include the SBAV Warrant Shares, because the SBAV Warrant will not become exercisable unless and until we acquire a bank with total assets of at least $250 million.

(4)	Represents shares of common stock issuable upon conversion of the 75,000 Series B-2 Shares owned by SBAV LP at a conversion price of $5.32 per share and assumes that none of those shares (“Conversion Shares”) will be sold. Does not include the 352,444 SBAV Warrant Shares, because they will not become purchasable by SBAV LP unless and until we complete the acquisition of a bank with total assets of at least $250 million.

(5)	These are the SBAV Warrant Shares that will become purchasable on exercise of the SBAV Warrants only if we complete the acquisition of a bank with total assets of at least $250 million. The exercise price of the SBAV Warrant Shares is $6.26 per share.

(6)	Carpenter Fund Manger GP, LLC (“Carpenter Fund Manager GP”) is the sole general partner of Carpenter Community Bancfund, L.P. We have been informed by Carpenter Fund Manager GP of the following: (i) it has the power to vote or direct the voting, and to dispose or direct the disposition of all of our securities that are beneficially owned by Carpenter Community Bancfund, L.P.; and (ii) Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones, in their capacities as the managing members of Carpenter Fund Manager GP, share that voting and dispositive power with Carpenter Fund Manager GP. We also have been informed by Carpenter Fund Manager GP that it and Messrs. Carpenter, Flemming, Gould, Hidalgo and Jones disclaim beneficial ownership of any and all such securities in excess of their respective pecuniary interests therein.

(7)	Represents 142,843 shares of common stock acquired on April 20, 2012 pursuant to the Purchase Agreement and 23,609 shares of common stock issuable upon conversion of the 1,256 Series B-1 Shares owned by Carpenter Community Bancfund, L.P. at a conversion price of $5.32 per share and assumes that none of those 23,609 Conversion Shares will be sold. Does not include the 13,900 Carpenter Warrant Shares, because they will not become exercisable unless and until we complete the acquisition of a bank with total assets of at least $250 million. The exercise price of the Carpenter Warrant Shares is $6.26 per share.

(8)	Carpenter Fund Manger GP also is the sole general partner of Carpenter Community Bancfund –A, L.P. Carpenter Fund Manger GP has informed us of the following: (i) it has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of our securities beneficially owned by Carpenter Community Bancfund –A, L.P. and (ii) Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones, in their capacities as the managing members of Carpenter Fund Manager GP, share such voting and dispositive power with Carpenter Fund Manager GP. We also have been informed by Carpenter Fund Manager GP that it and Messrs. Carpenter, Flemming, Gould, Hidalgo and Jones disclaim beneficial ownership of any and all such securities in excess of their respective pecuniary interests therein.

(9)	Represents 4,058,435 shares of common stock acquired on April 20, 2012 pursuant to the Purchase Agreement and 671,879 shares of common stock issuable upon conversion of the 35,744 Series B-1 Shares owned by Carpenter Community Bancfund –A, L.P. at a conversion price of $5.32 per share and assumes that none of the 671,879 Conversion Shares will be sold. Does not include 394,934 shares of common stock that are subject to the Carpenter Warrants which, however, will not become exercisable unless and until we complete the acquisition of a bank with total assets of at least $250 million. The exercise price of the Carpenter Warrants is $6.26 per share.

Carpenter Community Bancfund, L.P. and Carpenter Community Bancfund –A, L.P. (the “Carpenter Funds”) are affiliates of a registered securities broker-dealer. The Carpenter Funds have represented to us that those of our securities which they own were purchased in the ordinary course of their respective businesses, and at the time of that purchase, neither of the Carpenter Funds had any agreements or understandings, directly or indirectly, with any person to distribute those securities.

PLAN OF DISTRIBUTION

The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling shareholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling shareholders will act independently of us and each other in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The NASDAQ Global Select Market or on any other stock exchange, market, including the over-the-counter market, or trading facility on which the shares are traded, or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices and terms then obtainable, or at fixed prices, which may be changed. The distribution of these securities may be effectuated in one or more transactions using any one or more of the following methods:

•	ordinary brokerage transactions,

•	privately negotiated transactions,

•	sales to one or more dealers for resale of such securities as principals,

•	transactions involving block trades;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	any combination of the foregoing, or

•	any other method permitted by applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling shareholders also may sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

To the extent required, we may amend or supplement this prospectus from time to time to describe any specific plan of distribution.

In effectuating sales of common stock, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of usual and customary or specifically negotiated commissions, discounts, concessions or fees from the selling shareholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out its short positions or to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which would require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Securities and Exchange Commission.

The selling shareholders and any broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus, other than brokerage fees, commissions and any applicable transfer taxes, which will be paid by the selling shareholders. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed, in the Registration Rights Agreements, to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and the selling shareholders may be entitled to contribution. We may be indemnified by the selling shareholders against certain losses, claims, damages and liabilities that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, or we may be entitled to contribution.

The selling shareholders are not obligated to, and there is no assurance that the selling shareholders will, sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, 660 Newport Center Drive, Suite 1600, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of Squar, Milner, Peterson, Miranda & Williamson, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus information from certain of our publicly-filed documents, which means that information included in those documents is considered part of this prospectus. Information that is included in documents that we file with the SEC after the date of this prospectus (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) will automatically update and supersede the information in this prospectus. We specifically incorporate by reference the documents listed below and any documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the sale of all of the shares offered pursuant to this prospectus (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items).

The following documents that we have filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 27, 2012;

2.	The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 18, 2012, for our 2012 Annual Meeting of Shareholders;

3.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC on November 13, 2012;

4.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 14, 2012;

5.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 7;

6.	Our Current Report on Form 8-K dated September 24, 2012;

7.	The information in Item 8.01 of our Current Report on Form 8-K dated August 24, 2012;

8.	The information in Item 8.01 of our Current Report on Form 8-K dated August 7, 2012;

9.	Our Current Report on Form 8-K dated May 22, 2012;

10.	Our Current Report on Form 8-K dated May 17, 2012;

11.	The information in Item 5.02 of our Current Report on Form 8-K dated May 6, 2012;

12.	Our Current Report on Form 8-K dated February 28, 2012, except for Item 7.01 and Exhibit 99.1, which are not being incorporated by reference herein; and

13.	The description of our common stock which is contained in our registration statement on Form 8-A filed under the Exchange Act on June 9, 2000, including any amendment or report hereafter filed for the purpose of updating such description, including our Current Report on Form 8-K dated August 16, 2011.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to the Corporate Secretary, Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, California 92626, telephone: (714) 438-2500.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement, or to documents incorporated by reference into this prospectus, for copies of the actual contract, agreement or other document.

We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. You also may request copies of such documents by contacting the Company’s Corporate Secretary at (714) 438-2500. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Pacific Mercantile Bancorp. The SEC’s Internet site can be found at http://www.sec.gov.

4,962,556 Shares of Common Stock

Offered by Selling Shareholders

February 6, 2013